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                                                                     Exhibit 23


The Board of Directors
GenCare Health Systems, Inc.

We consent to the inclusion of our report dated January 27, 1995, with respect to the consolidated balance sheets of GenCare Health Systems, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994, which report appears in the Form 8-K/A of United HealthCare Corporation dated March 17, 1995.

Our report dated January 27, 1995, refers to a change in the method of accounting for certain investments in debt securities.


                                       KPMG PEAT MARWICK LLP



St. Louis, Missouri
March 16, 1995